Deutsche Bank

Market Contribution Securities Linked to The Deutsche Bank Liquid Alpha USD 5 Total Return® Index

Alternative Investment

Indicative Terms as of January 8, 2010

CUSIP:	2515A0 WU 3
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	18 Months
Index:	The Deutsche Bank Liquid Alpha USD 5 Total Return® Index.(Bloomberg: DBLAUT5J)
Redemption Amount:	You will receive a cash payment on the Maturity Date per $1,000 security face amount, calculated as follows: $1,000 × (1 + Index Return) Your investment will be fully exposed to any depreciation in the Deutsche Bank Liquid Alpha USD 5 Total Return® Index.
Index Return:	[(Final Level/Initial Level) × Adjustment Factor] - 1
Adjustment Factor:	0.9925 - (0.01 × (Days / 365)), where "Days" equals the number of calendar days from, but excluding, the Trade Date to, and including, the Final Valuation Date.
Initial Level:	The closing level of the Index on the Trade Date.
Final Level:	The closing level of the Index on the Final Valuation Date.
Discounts and Commissions:	The Agent will not receive a commission in connection with the sale of the securities. The Agent may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The agent for this offering is our affiliate. For more information see "Underwriting (Conflicts of Interest)" in accompanying term sheet No. 790.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Index Return is positive, investors will receive 100% of any appreciation of the Index reduced by the Adjustment Factor.

Worst Case Scenario

If the Index Return is negative, investors will lose some or all of their investment in the securities.

Benefits

- Participation in the performance of the Index with uncapped upside potential, reduced by the Adjustment Factor

Risks

- Your investment in the securities may result in a loss
- The Index has a limited performance history
- An investment in the securities is subject to the credit of the Issuer

Important Dates

Offering Period: January 8 – January 28, 2010
Trade Date: .... January 29, 2010
Settlement Date: .... February 3, 2010
Final Valuation Date: .... July 26, 2011
Maturity Date: ...... July 29, 2011 (18 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated January 8, 2010

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL
GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity (Assumes an Initial Level of 2,970.00 and a period of 543 calendar days from the Trade Date to the Final Valuation Date)
Final Index Level	Percentage Change in Index	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
4,455.00	50.00%	$1,466.43	46.64%
4,158.00	40.00%	$1,368.67	36.87%
3,861.00	30.00%	$1,270.91	27.09%
3,267.00	10.00%	$1,075.39	7.54%
3,038.01	2.29%	$1,000.00	0.00%
2,999.70	1.00%	$987.40	-1.26%
2,970.00	0.00%	$977.62	-2.24%
2,673.00	-10.00%	$879.86	-12.01%
2,079.00	-30.00%	$684.34	-31.57%
1,782.00	-40.00%	$586.57	-41.34%
1,485.00	-50.00%	$488.81	-51.12%
1,188.00	-60.00%	$391.05	-60.90%
891.00	-70.00%	$293.29	-70.67%
594.00	-80.00%	$195.52	-80.45%

This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 security face amount for hypothetical performances of the Index.  Hypothetical results are neither an indicator nor guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. The numbers appearing have been rounded for ease of analysis.  The calculation of the Redemption Amount above includes the Adjustment Factor. As a result of the Adjustment Factor, the Index level will need to increase by an amount greater than 2.29% for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 790 for detailed information about the risks listed below.
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Final Level is greater than the Initial Level. Your investment will be fully exposed to any decline in the Index, determined on the Final Valuation Date, as compared to the Initial Level. As a result of the Adjustment Factor, the Index level will need to increase by at least 2.29% for you to receive your initial investment back at maturity. You could lose some or all of your initial investment if the Final Level is less than the Initial Level or if the Index fails to increase sufficiently to offset the effect of the Adjustment Factor.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

STRATEGY RISK — The Index is intended to reflect the combined performance of a number of indices referred to as Index Constituents. The Index Constituents and their weights are selected by a computer-based model. The model is intended to identify Index Constituents that would have generated the highest level of annualized return for the Index based on the historical performance of the Index Constituents over a certain period. The weighting of each Index Constituent in the Index is adjusted to target a volatility level of 5.00%. The selection of the Index Constituents is based on a retrospective calculation, and there is no assurance that the selected Index Constituents will cause the level of the Index to increase. In addition, the actual volatility realized on the Index Constituents may not equal the target volatility, which may have an adverse effect on the value of your securities.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE INDEX AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the level of the Index or the value of the securities.

THE INDEX HAS LIMITED PERFORMANCE HISTORY – Calculation of the Index began on April 23, 2008. Therefore, the Index has very limited history, and no actual investment which allowed tracking of the performance of the Index was possible before that date.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the sponsor of the Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the treatment of the securities described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and term sheet No. 790 relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 790 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905